5980 Horton Street
Suite 600
Emeryville, CA 94608

September 24, 2024
VIA EDGAR

Jeanne Baker
Al Pavot
Office of Industrial Applications and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:    OmniAb, Inc.
    Form 10-K filed March 25, 2024

Dear Ms. Baker and Mr. Pavot:

We are in receipt of the Staff’s letter (“Comment Letter”) dated September 11, 2024 with regard to the above-referenced Form 10-K for the year ended December 31, 2023 (the “2023 10-K”) of OmniAb, Inc. (the “Company”). In addition to addressing the comments raised by the Staff in the Comment Letter, the responses herein include updates to certain other disclosures and clarifications of the information contained therein.

For ease of reference, each of the Staff’s comments is reproduced below in bold and italics and is followed by the response to such comment. In addition, unless otherwise indicated, all captions and references to page numbers in such responses correspond to page numbers set forth in the 2023 10-K. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such terms in the 2023 10-K.

The Company believes that it may be beneficial to provide background on its business model as it relates to the biopharmaceutical industry to provide additional context for the responses to the Staff’s comments.

The Company licenses discovery research technology to the pharmaceutical and biotech industry to enable the discovery of drugs. The Company doesn’t discover or develop its own drugs; rather its technology is used by its partners to discover drugs. In return for access to the Company’s technology, the Company enters into a license agreement with partners. Each of these license agreements is negotiated separately, and as a result, the financial terms and contractual provisions vary from agreement to agreement. The agreements generally include access to all of the Company’s technologies and typically include an upfront or, in some instances, annual payments for technology access, milestone payments, and royalties on net sales. In some cases, the Company’s direct partners sub-license molecules discovered using our technologies to other companies, and these sub-licensees are then also included in the Company’s partner count as they invest in the development and eventual commercialization of an OmniAb-derived antibody.

Biopharmaceutical development is inherently uncertain and very few therapeutic candidates ultimately progress through clinical development and receive approval for commercialization. Development timelines of pharmaceutical products can vary but are generally viewed to be quite lengthy, and it can take many years to develop a candidate from initial discovery through regulatory approval. The Company’s business model centers on signing up multiple partners who will start programs with the Company’s technology with the ultimate aim to successfully develop and obtain marketing approval for the drug. Given the uncertainty of any particular active program achieving success and the absolute number and therapeutic diversity of active programs currently underway, no active program is currently, individually, material to the Company or its financial results nor is the Company substantially dependent on any one license agreement or active program being successful. The Company will continue to assess whether any individual active programs become material to the Company’s financial performance and update specific disclosure and period over period variances as appropriate.

The Company believes its revenue will be materially driven by milestones in the shorter and mid-term and by royalties in the longer term. Milestone revenue is typically earned as partners progress programs through human clinical trials. However, given the uncertainties of success and the long development timelines, it is difficult to forecast when or if these milestones might occur, and the one-time nature of milestones results in volatility in the Company’s revenue in any given period.

The Company has developed a set of metrics that it believes are indicators of progress and the possible future success of its business model. The number of active partners provides an early read on the potential for future active programs, and the Company believes the number of active programs is an indicator of the opportunity for future revenue. The Company reports all its metrics net of attrition by excluding partners and programs when it has been notified of a program’s termination or becomes aware of a partner ceasing operations. These metrics do not correlate with and are not intended to approximate current revenue or even near-term revenue. These metrics are intended to provide the reader with a longer-term view of the financial potential of the business, and, therefore, it believes that they are important indicators for understanding how the business is performing.

Form 10-K for the Year Ended December 31, 2023

Risk Factors, page 21

Comment #1: Please expand the risk factor on page 30 to state whether the metrics disclosed in your filings have historically been materially impacted by information from partners that was subsequently found to be inaccurate. Such disclosure is necessary for readers to fully assess the magnitude of the risk that you have identified.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that metrics disclosed in its filings have not historically been materially impacted by information from partners that was subsequently found to be inaccurate. In response to the Staff’s comment, the Company will revise its risk factor in its Annual Report on Form 10-K for the year ending December 31, 2024 (the “2024 10-K”) to include the fact that the Company has not historically been materially impacted by inaccurate information from partners, and, to the extent applicable, to disclose any material risks that may have arisen.

Overview, page 65

Comment #2: You disclose that you sell some licenses with upfront payments and some licenses with annual payments. Please disclose any material differences in the license rights your customers obtain when purchasing a license that requires only an upfront payment as opposed to a license that requires annual payments. Disclose the license duration terms normally granted to your customers i.e. 1 year, 5 years, etc. Disclose the license termination rights granted to customers, whether the customer incurs any termination fees, and how this impacts your revenue recognition policies. We may have further comment.

Response: The Company respectfully acknowledges the Staff’s comment and notes that there are not material differences in the license rights granted to partners based on whether license fees are paid upfront or annually. Each of the Company’s licenses is negotiated individually, and, thus, the financial terms of each of these licenses vary; however, the technology rights granted to its partners are generally the same.

The Company’s license agreements are typically perpetual and on Page 5 of the 2023 10-K, the Company has disclosed that its agreements are typically terminable without penalty. License fees are nonrefundable, and termination of a license does not impact previously received and recognized license revenue. In addition, all milestone payments and royalties survive termination of the license agreement and continue with respect to any OmniAb-derived antibodies discovered under the license agreement and would be recognized when achieved in accordance with the Company’s revenue recognition policies regardless of a license termination. As such, any license agreement termination would not affect the Company’s revenue recognition policies. The Company will further revise its disclosure in future filings to clarify this point. The Company will also revise its disclosure in future filings to disclose the perpetual nature of the license agreements absent earlier termination.

Key Business Metrics, page 67

Comment #3: We have the following comments regarding your key business metrics:

a.It appears that your definition of active partners and active programs may have changed over the past several years. Please identify the changes made for each metric, address the underlying reasons for those changes and indicate whether or not those changes impacted the number of active partners and active programs presented in each period;

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that changes previously made to definitions of active partners and active programs were intended to clarify what was included in the reported numbers and did not materially impact historically reported metrics.

Active Partners Definition Changes
Beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 10-K”), the Company removed the sentence “We do not include academic partners with a license to the OmniAb platform in our active partner count” from its active partners definition, as the Company started including licenses with academic partners from that point forward. Prior to 2022, the Company did not have any academic partners with a license. Beginning in 2022, the Company signed its first license with an academic institution and started to reflect these licenses in its active partners count and, thus, adjusted the definition to be reflective of this fact.

Beginning with the 2023 10-K, the Company included the words “rights to” in its active partners definition to clarify that a sub-licensee could be included in the count given their rights to an active program through their collaboration with a licensee partner. Sub-licensees were always a part of the Company’s active partners metric, so this change was made only to clarify that point.

Active Programs Definition Changes
Beginning with the 2022 10-K, the Company included the phrase “which research work has commenced” in its definition of active programs. This clarification was made to the active programs definition to emphasize that the metric was not strictly reserved for programs where an antigen was introduced into the Company’s animals but to reflect the fact that its work sometimes started in advance of the actual animal immunization. This change was a point of clarification and did not materially impact the historical active programs count.

b.Please disclose on page 67 both the additions and terminations impacting your active partner and active program metrics for all periods presented. The impact of terminations is not clear. In this regard, we note your earnings press release in Exhibit 99.1 to your Item 2.02 Form 8-K filed on March 20, 2024, indicates that you signed 10 new licenses in 2023; however, your active partners increased by 8 from December 31, 2022 to December 31, 2023; and

In response to the Staff’s comment, the Company will revise its future active partner and active program disclosure by disclosing both additions and terminations impacting the metrics. This will enable the reader to clearly reconcile the metrics disclosed from one period to the next. The table below shows such additions and terminations between December 31, 2023 and June 30, 2024:

	Active Partners	Active Programs	Active Clinical Programs & Approved Products	Approved Products
December 31, 2023	77	325	32	3
Additions	7	29	1	--
Terminations	(1)	(21)	(1)	--
June 30, 2024	83	333	32	3

A table similar in format to the above will be included in the MD&A section of the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2024.

c.To the extent that any rights to an active program or licenses have been terminated during the periods presented, please address the need to discuss such terminations, including whether or not they may materially impact your future revenues.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that to date, there have been no terminations that are expected to materially impact future revenue. Given the uncertainties that exist in its business and the fact that the Company has over 80 active partners and over 300 active programs, it does not expect any individual program or license termination to materially impact future revenue. However, to the extent that any termination of rights to an active program or license is determined to have a material impact on projected future revenue, the Company will provide additional disclosure in its future filings as appropriate.

Comment #4: Based on your definition of "Active Partners", it is not clear whether this metric may include partners that are either not actively using their license or have substantially ceased operations. Presumably this possibility exists given that your metric is apparently not limited to customers with current and verified usage of their license. It is also not clear how this metric differs from your total number of customers with non-expired licenses. Please expand your disclosure on page 67 to clarify these issues and also to clearly highlight the known uncertainties and limitations concerning this metric.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that at any point in time, the vast majority of its active partners have active programs or research work ongoing, and those who do not, still maintain an active license which can be used at any time. Some of these partners may, at times, be between projects but, given the possibility for all partners to use their license at any point, partners are only removed from the active partner count if they terminate their license (which they can do at any time without penalty) or if they go out of business and cease operations.

The Company acknowledges the need for clarification in this definition and, therefore, the Company will adjust its active partner definition in future filings as highlighted below:

Proposed Active Partners Definition
Active partners represents the number of partners that have rights to an active program or have executed a license agreement in advance of initiating an active program. A partner is removed from the metric when the partner informs us they are terminating their license or they are no longer in business. We view this metric as an indication of the competitiveness of our platform and our current level of market penetration. The metric also relates to our opportunities to secure additional active programs.

The Company advises the Staff that the Company will add disclosure in future filings to indicate that the Company’s metrics are subject to risk and uncertainties related to its dependence on partners to provide timely and accurate information, as well as a lack of direct correlation between changes in the key business metrics and current revenues, including a cross-reference to the Company’s existing risk factor entitled “Our management uses certain key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions and such metrics may not accurately reflect all of the aspects of our business needed to make such evaluations and decisions, in particular as our business continues to grow”.

Comment #5: Based on your definition of "Active Programs", it is not clear whether you apply a consistent time frame in characterizing your programs as "active". Specifically, it is not clear whether your metric could include programs for which research work commenced several years ago but for which no substantive work was performed in the past year. Similarly, it is not clear if there is a time frame you are consistently applying when you state that a "program is actively being developed or commercialized". Further, it is not clear from your stated definition whether there are any inherent uncertainties regarding your ability to objectively and accurately characterize a program as "active". In this regard, we note the risk factor on page 30. Please expand your disclosure on page 67 to clarify these issues and also highlight the known uncertainties and limitations concerning this metric.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that active programs does not include the application of a standard or expected time frame to programs considered actively being developed or commercialized. Development timelines of pharmaceutical products are quite lengthy, as it can take many years to develop a candidate from initial discovery through regulatory approval, and are highly variable based on the individual program or partner.

The Company is highly dependent on information provided by its partners as to the status of their development programs. The required reporting provided by its partners contains limited information. In most cases, these reports only convey whether the project is active or whether it has terminated. The Company typically does not know the exact amount of work a partner has performed in each period. As such, unless a partner informs the Company that a program was terminated, the Company continues to count the program as active based on its most recent information from or disclosed by the partner.

The Company will revise its Key Business Metrics disclosure going forward to indicate the uncertainties regarding its ability to objectively and accurately characterize the current level of activity for each program, including a cross-

reference to the Company’s existing risk factor entitled “Our management uses certain key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions and such metrics may not accurately reflect all of the aspects of our business needed to make such evaluations and decisions, in particular as our business continues to grow”.

Revenue, page 67

Comment #6: Please provide disclosure that correlates the changes in your key business metrics to your changes in revenues. In this regard, while we note positive changes in your metrics, your revenues continue to decline year over year.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that changes in key business metrics may not be indicative of changes in revenue for any specific period. However, the Company believes that changes in these metrics are an indicator of potential future revenue, while the exact timing of that revenue, if any, is uncertain. While the Company receives upfront payments for access to the technology, it expects that the vast majority of the revenue from the agreements it enters into with partners will be realized in the medium to long term through payments that it may receive upon achievement of development milestones and royalties on sales of any approved products. The timing and likelihood of payments under these agreements is dependent on its partners’ successful utilization of the antibodies discovered using its platform, which is outside of the Company’s control. Because of these factors, revenue could vary materially from quarter to quarter.

The Company will add disclosure to its future filings that outlines the potential lack of correlation between key business metric changes and changes in revenue.

Comment #7: We note that in addition to the 2023 and 2022 milestones that materially impacted your license and milestone revenues in those periods, you state that these revenues also declined due to decreases in license and milestone revenue from other programs. Please expand this disclosure to address the underlying reasons for this decrease. Please also quantify the underlying reasons you reference related to the decrease in service revenues.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that its business is prone to fluctuations in revenue depending on the timing of new license agreements with partners and partners’ achievement of development milestones or commercial sales. Because of these factors and the sporadic nature of development milestones, license and milestone revenue could vary materially from period to period. In the 2023 10-K, the Company disclosed the material milestones earned in each period which contributed to more than 80% of the variance; the remaining variance was related to several smaller milestones occurring in both comparison periods, each of which was immaterial.

The Company respectfully advises the Staff that the Company disclosed that its service revenue decrease was from the completion of work on certain ion channel programs and adjustments resulting from the extension of one of the GSK ion channel programs, partially offset by the recognition of a portion of a research progression milestone. Service revenue declined $5.7 million as a result of three ion channel programs pausing research or completing work. The extension of the GSK program resulted in a decline of $1.8 million, and the partially offsetting research progression milestone recognition in 2023 was approximately $1.4 million.

Research and Development Expenses, page 68

Comment #8: Please disclose the costs incurred during each period presented for each of your key research and development projects or key programs separately. If you do not track your research and development costs by project or program, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project or program. For amounts that are not tracked by project or program, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense), which should reconcile to total research and development expense on the Statements of Operations.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that it does not track research and development costs by program or project because the majority of the Company’s personnel resources and technology platforms are deployed across all active programs. The Company does track research and development costs by expense type. The Company will revise its MD&A section in future filings to include a table summarizing research and developments costs by expense type similar to the following:

($ thousands)	2023	2022
Personnel related expenses	$ 29,073	$ 23,264
External expenses	16,885	16,440
Facility and other overhead expenses	10,567	8,660
Total Research & Development	$ 56,525	$ 48,364

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Should you have any comments or questions regarding this response letter, please contact the undersigned at 510-250-7802 or by e-mail at kurt@omniab.com.

Sincerely yours,

/s/ Kurt Gustafson

Kurt Gustafson
Executive Vice President, Finance and
Chief Financial Officer